PROSPECTUS SUPPLEMENT, DATED JULY 23, 2004 TO PROSPECTUS AND SOLICITATION STATEMENT, DATED JUNE 23, 2004	File Pursuant to Rule 424(b)(3) Registration No. 333-112242

Grupo TMM, S.A.

Exchange Offer Relating to its
9 1/2% Notes due 2003
and
10 1/4% Senior Notes due 2006

        This Prospectus Supplement supplements and amends our Prospectus and Solicitation Statement, dated June 23, 2004, relating to the exchange offer and consent solicitation for our 9 1/2% Notes due 2003 (the "2003 notes") and our 10 1/4% Senior Notes due 2006 (the "2006 notes"). Capitalized terms used in this Prospectus Supplement and not otherwise defined have the meanings set forth in the Prospectus and Solicitation Statement.

        The expiration date of the exchange offer and consent solicitation and the solicitation of acceptances to the U.S. prepackaged plan has been extended until midnight, New York City time, on August 5, 2004, unless further extended by us. As of 5:00 p.m., New York City time, on July 22, 2004, approximately $169,324,000 principal amount of the 2003 notes and $194,771,000 principal amount of the 2006 notes had been properly tendered.

        In conjunction with this extension of the exchange offer and consent solicitation, we are providing withdrawal rights to all holders of 2003 notes and 2006 notes, including those whose notes have previously been tendered. Withdrawal rights will expire at midnight, New York City time, on the expiration date. Any questions as to withdrawal of existing notes may be directed to the Information Agent at the address set forth below.

Changes to Minimum Tender Condition

        We are amending the exchange offer to reduce the minimum tender condition on the 2003 notes from 98% to 95.7% and to increase the minimum tender condition on the 2006 notes from 95% to 97.3%. Based on the principal amount of 2003 notes and 2006 notes tendered to date, the minimum tender conditions would be satisfied and the Company would have sufficient consents from the holders of the 2006 notes to implement the amendment to the indenture governing the 2006 notes, which will eliminate substantially all of the restrictive covenants in the 2006 notes that are not tendered and remain outstanding following completion of the exchange offer. In addition, we believe we have received votes from sufficient holders to permit us to accomplish the restructuring through a prepackaged plan of reorganization on substantially the same terms as the exchange offer if the conditions to the exchange offer are not achieved due to withdrawals of previously tendered notes or otherwise. All other conditions to the exchange offer remain unchanged.

Withdrawal Rights

        Any 2003 notes and 2006 notes previously tendered may be withdrawn at any time prior to midnight, New York City time, on the expiration date. Any withdrawal of existing notes will be deemed to be a revocation of the consent to the proposed amendment and the vote to accept or reject the U.S. prepackaged plan. If a holder tendered existing notes prior to the consent fee deadline and subsequently withdraws such existing notes, such holder will not be entitled to receive the consent fee with respect to the existing notes so withdrawn, even if such existing notes are subsequently retendered.

        For a withdrawal of a tender to be effective, a written notice of withdrawal must be received by the exchange agent at the address set forth below prior to midnight, New York City time, on the expiration date.

        Any notice of withdrawal must:

  •
  Specify the name of the participant in DTC that tendered the existing notes to be withdrawn;
  •
  Identify the existing notes to be withdrawn, including the principal amount of the existing notes;
  •
  Specify the number of the account at DTC from which the existing notes were tendered and otherwise comply with the requirements and procedures of DTC; and
  •
  Contain a statement that the existing noteholder is withdrawing its election to have the existing notes exchanged in the exchange offer.

        We will determine all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any existing notes so withdrawn will be deemed not to have been validly tendered for all purposes of the exchange offer and consent solicitation. Any existing notes that are withdrawn will be promptly returned to the holder who tendered such existing notes. Existing notes that are properly withdrawn may be retendered by following the procedures set forth in the Prospectus and Solicitation Statement prior to the expiration date of the exchange offer and consent solicitation.

        Questions regarding the withdrawal rights may be directed to the Information Agent as follows:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Toll Free: (877) 750-2689
Fax: (212) 750-5799

        Notices of withdrawal may be directed to the Exchange Agent as follows:

The Bank of New York
BONY Trust Offices
Global Finance Unit
101 Barclay Street, 21W
New York, New York 10286
Phone: (212) 815-5346
Fax: (212) 815-5802

Voting Record Date

        Notwithstanding anything to the contrary in the Prospectus and Solicitation Statement, the voting record date for determining the holders of existing notes for purposes of voting on the U.S. prepackaged plan was the close of business on June 23, 2004.

Prospectus Supplement, dated July 23, 2004